SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
of 1934

For the fiscal year ended December 31, 2000

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________to ______________________

Commission file number 0-1402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc. 22801 St. Clair Avenue Cleveland, Ohio 44117-1199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company Employee Savings Plan

By:	/S/ H. JAY ELLIOTT

H. Jay Elliott Senior Vice President, Chief Financial Officer and Treasurer

Date: June 29, 2001

Financial Statements and Schedule

The Lincoln Electric Company Employee Savings Plan

December 31, 2000 and 1999

Plan Sponsor and Administrator

The Lincoln Electric Company
Cleveland, Ohio 44117
(216) 481-8100

Employer Identification Number: 34-0359955

Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2000, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
May 31, 2001

The Lincoln Electric Company
Employee Savings Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31

	2000	1999

Assets

Investments	$115,520,185	$114,326,612

Receivables:

Investment income receivable	213,637	239,966

Pending sales of investments and other receivables	258,050	128,071

	471,687	368,037

Total assets	115,991,872	114,694,649

Liabilities

Accrued purchases of investments and other payables	143,800	341,605

Net assets available for benefits	$115,848,072	$114,353,044

See notes to financial statements (modified cash basis).

The Lincoln Electric Company
Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

Year Ended December 31, 2000

Additions:

Interest and dividends	$4,526,635

Contributions:

Participants	10,185,776

Employer	3,109,506

Total additions	17,821,917

Deductions:

Net depreciation in fair value of investments	12,339,692

Benefits paid directly to participants	3,987,197

Net increase	1,495,028

Net assets available for benefits, at beginning of year	114,353,044

Net assets available for benefits, at end of year	$115,848,072

See notes to financial statements (modified cash basis).

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2001

Note A—Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of Lincoln Electric Holdings, Inc. and its subsidiaries (the Company) as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following one year of service with the Company and its subsidiaries. The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive annually a Company contribution to the Plan of 2% of their base pay. The amount of the FSP contribution was $1,117,180 and $1,503,225 for 2000 and 1999, respectively. FSP contributions are invested in the same manner as participant contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($10,500 and $10,000 for 2000 and 1999, respectively). Participants are immediately vested in their contributions plus actual earnings thereon. A participant for whose account a contribution is made shall have the right to direct Key Trust Company of Ohio, N.A. (the Trustee) to invest such contribution in any one fund or in a combination of funds in 5% increments.

Effective January 1, 2000, the Company contributes 25% of the first 6% of compensation contributed to the Plan through regular payroll deductions by the participant and 35% of the first 6% of compensation contributed to the Plan through one-time bonus deductions by the participant. Prior to that date, the match amount was 25% for all pay. The increased match for base compensation is effective January 1, 2001. Matching contributions are made monthly, with the exception of the bonus matching contribution which is made annually in conjunction with the payment of the bonus, and are 100% vested after an employee has attained three years of service.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (Modified Cash Basis)(continued)

Note A—Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) applicable Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings, contributions or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Trustee. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise except that if the full value of a participant’s account is $5,000 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin no later than April 1 of the calendar year following the later of the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive that portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares of Company stock with any fractional shares of Company stock paid in cash.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (Modified Cash Basis)(continued)

Note A—Description of the Plan (continued)

Plan Termination

Although the Company has not expressed any intent to do so, it has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Note B—Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Employee contributions are recorded when received by the Trustee, whereas investment income and other plan receivables are recorded when earned and other plan payables are recorded when incurred.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The common shares of the Company are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (Modified Cash Basis)(continued)

Note B—Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All costs and expenses incurred in connection with the administration of the Plan and trust are paid from the trust fund unless the Company elects to pay all or part of such expenses. The Company elected to pay all administrative costs of the Plan in 2000 and 1999.

Note C—Investments

During 2000, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation) in
Fair Value of
Investments

Common/Collective trusts	$487,537

Units of registered investment companies	(11,889,027)

Common stock	(938,202)

$(12,339,692)

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (Modified Cash Basis)(continued)

Note C—Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2000 and 1999, are as follows:

	2000	1999

Key Prism Victory U.S. Government Obligations Fund	$6,742,934	$6,708,786

Fidelity Advisors Balanced Fund	–	8,212,245

Fidelity Advisors Equity Growth Fund	25,193,170	28,114,676

Key Prism Victory Stock Index Fund	12,360,988	14,573,964

Templeton Foreign Fund	8,174,809	8,822,423

Lincoln Electric Holdings, Inc. Common Shares	27,255,749	30,782,029

AIM Balanced Fund	7,421,932	–

Franklin Small Cap Growth Fund	11,150,497	4,678,793

Note D—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note E—Transactions with Parties-in-Interest

Party-in-interest transactions included the investment in the properietary funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 2000, the Plan held 1,388,828 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $27,255,749. For the year ended December 31, 2000, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $764,770. At December 31, 1999, the Plan held 1,492,462 Common Shares of Lincoln Electric Holdings, Inc. with a market value of $30,782,029.

The Lincoln Electric Company Employee Savings Plan

EIN 34-0359955 Plan 005

Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2000

	Description of
	Investment,
	including
	Maturity
	Date, Rate of
Identity of Issue, Borrower,	Interest, Par or	Current
Lessor, or Similar Party	Maturity Value	Value

Common/Collective trusts:

Key Prism Victory U.S. Government	524,309 units	$6,742,934

Obligations Fund*

Key Employee Benefit Prism MaGIC Fund*	193,455 units	2,787,247

Key Trust Company of Ohio

N.A.—Employee Benefits Money Market Fund*	291,186 units	291,186

		9,821,367

Units of registered investment companies:

AIM Balanced Fund	246,658 units	7,421,932

Bond Fund of America	119,862 units	1,533,035

Fidelity Advisors Equity Growth Fund	422,917 units	25,193,170

Invesco Dynamics Fund Inc.	92,696 units	2,203,373

Key Prism Victory Stock Index Fund*	578,157 units	12,360,988

Templeton Foreign Fund	790,600 units	8,174,809

The Franklin Small Cap Growth Fund	283,511 units	11,150,497

Income Fund of America	62,146 units	990,605

American Washington Mutual Investors Fund	53,240 units	1,545,570

American EuroPacific Growth Fund	83,068 units	2,604,196

Neuberger & Berman Genesis Assets Fund	84,895 units	1,343,044

Common Stock:

Lincoln Electric Holdings, Inc.*	1,388,828 common shares	27,255,749

Participants loans*	8.75% to 10.5%

	various maturities	3,921,850

		$115,520,185

* Indicates party-in-interest to the Plan.